EXHIBIT 12.1

SCHOOL SPECIALTY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year
	2009	2008	2007	2006	2005
Earnings
Income before income taxes - Continuing operations	$57,133	$73,941	$65,693	$30,829	$70,529
Discontinued operations	—	(10,230)	(34,438)	(29,572)	(205)
Subtotal	57,133	63,711	31,255	1,257	70,324
Plus:
Fixed charges	21,218	23,322	25,631	22,776	16,301
Amortization of capitalized interest	104	72	36	49	48
Less interest capitalized during period	(70)	(272)	(336)	—	—
	$78,385	$86,833	$56,586	$24,082	$86,673

Fixed Charges
Interest (expensed or capitalized)	$16,141	$18,157	$21,149	$17,951	$11,623
Estimated portion of rent expense representative of interest	3,117	3,206	3,117	3,511	3,291
Amortization of deferred financing fees	1,960	1,959	1,365	1,314	1,387

	$21,218	$23,322	$25,631	$22,776	$16,301

Ratio of earnings to fixed charges	3.7	3.7	2.2	1.1	5.3